U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of December 2002.
Total number of pages: 4.
The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.
(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number		Page Number

1.	[Notice of Stock Repurchase from the Market]	4

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date:	December 5, 2002	By:	/s/ MASANORI ITATANI
Masanori Itatani Director

3

December 5, 2002

Notice of Stock Repurchase from the Market

Tokyo – Today, Nomura Holdings, Inc. (NHI) announced that, pursuant to the provisions of Article 210 of the Commercial Code, NHI has repurchased shares from the market with details as follows:

1. Type of shares:	NHI common stock

2. Purchase period:	November 26, 2002 through December 5, 2002

3. Number of shares repurchased:	2,473,000 shares
4. Aggregate purchase amount:	JPY 3,644,789,000

5. Method of repurchase:	Purchase at Tokyo Stock Exchange

Reference:

Details of the stock repurchase program authorized at the 98th Annual General Meeting of Shareholders held on June 26, 2002

1. Type of shares:	NHI common stock

2. Total number of shares authorized for repurchase:	Up to 100,000,000 shares

3. Total value of shares authorized for repurchase:	Up to ¥250 billion

Number of stocks repurchased up to December 5, 2002

1. Aggregate number of shares repurchased	9,413,000 shares

2. Aggregate value of shares repurchased	JPY 12,688,572,000

For further information:
Toshiyasu Iiyama, Ryugo Matsuo, Tsukasa Noda
Corporate Communications Dept., Nomura Group Headquarters
Tel: 81-3-3278-0591

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, merger and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.